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INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Bontan Corporation Inc.

We consent to the use of our report dated August 10, 2004, with respect to the consolidated balance sheets of Bontan Corporation Inc. as of March  31, 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended March 31, 2004, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.  Our report dated August 10, 2004, included additional comments for U.S. readers that states that conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Dated February 2, 2005

“Sloan Partners LLP”

Thornhill, Ontario, Canada

formerly Sloan Paskowitz Adelman LLP